FORM 4
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[x] Check this box if no longer
    subject to Section 16. Form 4
    or Form 5 obligations may
    continue. See Instruction 1(b).

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

   (Print or Type Responses)
1. Name and Address of Reporting Person

   BCE Inc.
   Bureau 3700, 1000 Rue de La Gauchetiere Ouest
   Montreal (Quebec), Canada H3B 4Y7

2. Issuer Name and Ticker or Trading Symbol

   Jones Intercable, Inc. (JOINA)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

   n/a

4. Statement for Month/Year

   April, 1999

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)
       Director                           X  10% Owner
   ---                                   ---
       Officer (give title below)            Other (specify below)
   ---                                   ---

               ______________________________

7. Individual or Joint/Group Filing (Check Applicable Line)
    X  Form filed by One Reporting Person
   ---
       Form filed by More than One Reporting Person
   ---

                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security  2. Transaction  3. Transaction   4. Securities Acquired      5. Amount of    6. Ownership  7. Nature of
   (Instr. 3)            Date            Code             (A) or Disposed of (D)      Securities      Form:         Indirect
                         (Month/         (Instr. 8)       (Instr. 3, 4 and 5)         Beneficially    Direct        Beneficial
                         Day/                                                         Owned at        (D) or        Ownership
                         Year)                                                        End of Month    Indirect      (Instr. 4)
                                                                    (A)               (Instr. 3       (I)
                                                                     or               and 4)          (Instr. 4)
                                      Code     V       Amount       (D)    Price
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock  4/7/99          J                12,782,500   D      $408.6 MM  0                 D           N/A



    Table II - Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of            2. Conver-    3. Trans-  4. Trans-    5. Number of    6. Date Exercisable 7. Title and Amount    8. Price of
   Derivative Security    sion or       action     action       Derivative      and Expiration      of Underlying          Deriva-
   (Instr. 3)             Exercise      Date       Code         Securities      Date (Month/        Securities             tive
                          Price of      (Month/    (Instr.8)    Acquired (A)    Day/Year)           (Instr. 3 and 4)       Security
                          Derivative    Day/                    or Disposed                                                (Instr.5)
                          Security      Year)                   of (D)
                                                                (Instr. 3,
                                                                4 and 5)        Date     Expir-              Amount or
                                                                                Exer-    ration              Number of
                                                 Code    V    (A)  (D)          cisable  Date      Title     Shares
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase     n/a            4/7/99     J                 1            4/8/99  12/20/02  Common Stock  2,878,151   $49.6 MM



     Table II - Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)
                                   (Continued)

9. Number of Derivative    10. Ownership Form of Derivative  11. Nature of Indirect Beneficial
   Securities Beneficially     Security: Direct (D) or           Ownership (Instr. 4)
   Owned at End of Month       Indirect (I) (Instr. 4)
   (Instr. 4)
0                          D                                 N/A


Explanation of Responses:
         On April 7, 1999, the Reporting Person disposed of an aggregate of 12,782,500 shares of the Issuer's Class A Common Stock and an option to purchase an additional 2,878,151 shares of the Issuer's Common Stock to Comcast Corporation ("Comcast") pursuant to an Amended and Restated Purchase and Sale Agreement dated August 12, 1998 among the Reporting Person (as successor by amalgamation and liquidation to BCI Telecom Holding Inc., BTH (U.S. Cable) Limited and BTH (Intercable) Limited) and Comcast. As a result of such transactions, the Reporting Person no longer beneficially owns any shares of the Issuer's Class A Common Stock or any Option to Purchase any shares of the Issuer's Common Stock.



       /s/ Marc Ryan                                   April 15, 1999
-------------------------------                   ------------------------------
 Signature of Reporting Person                               Date
          Marc Ryan
 Vice President, Associate General
 Counsel and Corporate Secretary,
           BCE Inc.